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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*

                           TITAN PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    888314101
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                             Michael J. Kaplan, Esq.
                       WisdomTree Capital Management, Inc.
        1633 Broadway, 38th Floor, New York, New York 10019 (212)843-2782
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  November 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following: [ ]

Check the following box if a fee is being paid with this statement: [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


  CUSIP No.  888314101

     1    NAME OF REPORT PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          WisdomTree Capital Management, Inc.             I.D. #13-3729429

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) [  ]
                                                                  (b) [ X ]
     3    SEC USE ONLY

     4    SOURCE OF FUNDS *
               AF

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

     6    CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                       7        SOLE VOTING POWER
                                0 shares of Common Stock
         NUMBER OF
           SHARES      8        SHARED VOTING POWER
        BENEFICIALLY            882,325 shares of Common Stock
          OWNED BY
            EACH       9        SOLE DISPOSITIVE POWER
         REPORTING              0 shares of Common Stock
        PERSON WITH
                      10        SHARED DISPOSITIVE POWER
                                882,325 shares of Common Stock

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               882,325 shares of Common Stock

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES *   [  ]

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        6.7%

     14   TYPE OF REPORTING PERSON *
               CO

                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 02 of 09 pages
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                                  SCHEDULE 13D

CUSIP No.  888314101


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Associates, L.P.                    I.D. #13-3729430

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            737,425 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                737,425 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               737,425 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       5.6%

     14        TYPE OF REPORTING PERSON *
                        PN


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 03 of 09 pages
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                                  SCHEDULE 13D

CUSIP No.  888314101


     1         NAME OF REPORT PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               WisdomTree Offshore LTD.                        I.D.

     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [  ]
                                                                     (b) [ X ]

     3         SEC USE ONLY

     4         SOURCE OF FUNDS*

                WC

     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
               TO ITEMS 2(d) or 2(e)   [  ]

     6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   New York

                          7     SOLE VOTING POWER
                                0 shares of Common Stock
            NUMBER OF
             SHARES
          BENEFICIALLY    8     SHARED VOTING POWER
            OWNED BY            144,900 shares of Common Stock
              EACH
            REPORTING     9     SOLE DISPOSITIVE POWER
           PERSON WITH          0 shares of Common Stock

                         10     SHARED DISPOSITIVE POWER
                                144,900 shares of Common Stock

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
               144,900 shares of Common Stock

     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES * [ ]

     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        1.1%

     14        TYPE OF REPORTING PERSON *
                        OO


                      * SEE INSTRUCTIONS BEFORE FILING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 04 of 09 pages
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Item 1.           Security and Issuer.

                  This Statement on Schedule 13D, dated December 02, 1997, relates to the common stock, $.001 par value per share (the "Common Stock") of Titan Pharmaceuticals, Inc., a corporation organized under the laws of the State of Delaware (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This filing is Amendment #1, relating to the original filing on Schedule 13D, dated November 07, 1997 made by WisdomTree Associates,L.P., WisdomTree Offshore, Ltd., and WisdomTree Capital Management, Inc. The address of the principal executive office of the Company is 400 Oyster Point Blvd, Suite 505, South San Francisco, California 94080. As reported in its Form 10-Q for the month ended June 30, 1997, as of August 4, 1997 the Company had 13,046,102 shares of Common Stock outstanding.


Item 2. In February 1997, Charles Quin resigned as a Director of WisdomTree Offshore Ltd. and Thomas S. Healy was elected as a Director. He is a citizen of Ireland and serves as Vice President of The Hemisphere Group Ltd. located in Hemisphere House, 9 Church Street, Hamilton, Bermuda.

Item 3.           Source and Amount of Funds or Other Consideration.

                  As of the close of business December 02, 1997, WTAssociates owned 737,425 shares of Common Stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $3,779,309.61. The source of funds
foracquisition   of  such  Common  Stock  was  available investment capital  of
WTAssociates and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.

                               Page 05 of 09 pages

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                  As of the close of business on December 02,  1997,  WTOffshore owned 144,900 shares of Common stock acquired in brokered transactions for an aggregate purchase price, including commissions and net of sales to date, if any, of shares of Common Stock, of $644,119.88. The source of funds for acquisition of such Common Stock was available investment capital of WTOffshore and, from time to time, borrowings in margin accounts regularly maintained at Paine Webber Incorporated.


Item 5.           Interest in Securities of the Issuer.

(a) As of the close of business on December 02, 1997, WTAssociates was the record owner and had direct beneficial ownership of 737,425 shares, or approximately 5.6% of the outstanding Common Stock.

                  As of the close of business on December 02, 1997, WTOffshore was the record owner and had direct beneficial ownership of 144,900 shares, or approximately 1.1% of the outstanding Common Stock.

                  As the General Partner of WTAssociates and the Investment Manager of WTOffshore, WTInc may be deemed to have direct beneficial ownership of the 882,325 shares, or approximately 6.7% of the outstanding Common Stock owned of record by WTAssociates and WTOffshore.

                  Each of the other persons and entities named in Item 2 may, by virtue of their relationship to WTAssociates and/or WTOffshore as is described therein, be deemed to have

                               Page 06 of 09 pages

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indirect   beneficial   ownership  of  the  Common  Stock  owned  of  record  by
WTAssociates and/or WTOffshore; however, each of such persons and entities disclaims such beneficial ownership and, to the best knowledge of the Reporting Entities and except as may be specifically otherwise set forth herein, no such persons and/or entities has any other beneficial ownership of Common Stock.

                  Messrs. Steinberg and Schmidt may, by virtue of their status as Limited Partners of WTAssociates, and WTInc may, by virtue of its economic interest as General Partner of WTAssociates, be deemed to have beneficial ownership of that portion of the securities owned by WTAssociates corresponding to their respective equity interests therein.

(b) The power to vote or direct the vote and the power to dispose or direct the disposition of the 737,425 shares of Common Stock as to which WTAssociates is the record owner may be deemed to be shared between WTInc and WTAssociates, although WTInc, as General Partner of WTAssociates, is generally vested with sole control of such matters.

                  The power to vote or direct the vote and the power to dispose or direct the disposition of the 144,900 shares of Common Stock as to which WTOffshore is the record owner is shared between WTInc. and WTOffshore, although WTInc, as Investment Manager of WTOffshore, is generally vested with sole control of such matters..

                  To the best knowledge of the Reporting Entities, no other person or entity included in Item 2, by virtue of the capacity indicated therein and separate from their direct involvement with the Reporting Entities, shares in the power to vote or direct the vote or the power to dispose or direct the disposition of the 882,325 shares of Common stock as to which WTAssociates and WTOffshore are the aggregate record owners.

(c) Information concerning transactions in Common Stock effected by the Reporting Entities during the last Sixty (60) days is set forth in Schedule A hereto and is incorporated by reference; all of such transactions were effected in open market transactions. Except as set forth in Schedule A, no transactions in Common Stock have been effected by any of the Reporting Entities or, to the best knowledge of the Reporting Entities, by any of the persons or entities included in Item 2, during the past 60 days.

(d)               Not applicable.

(e)               Not applicable.


Item 7.           Material to be Filed as Exhibits.

                  Exhibit A -       Transactions in Common Stock
                  Exhibit B -       Form of Margin Agreement



                               Page 07 of 09 pages

                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:   December 03, 1997         WISDOMTREE ASSOCIATES, L.P.

                                  By:      WisdomTree Capital Management, Inc.
                                           General Partner


                                  By:      /S/ Scot Rosenblum
                                           -----------------------
                                           Name:    Scot Rosenblum
                                           Title:   Vice President


Dated:    December 03, 1997           WISDOMTREE OFFSHORE, LTD.


                                  By:      /S/ Scot Rosenblum
                                           -----------------------
                                           Name: Scot Rosenblum
                                           Title:   Director


Dated:   December 03, 1997         WISDOMTREE CAPITAL MANAGEMENT, INC.


                                  By:      /S/ Scot Rosenblum
                                           -----------------------
                                           Name: Scot Rosenblum
                                           Title:   Vice President





                               Page 08 of 09 pages

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                                   EXHIBIT A


WisdomTree Associates, L.P.

Date              Per Share $ Price         # Shares Acquired (Disposed)
11/07/97            5.22                     (500)
11/14/97            5.30                     10,000
11/19/97            5.68                     10,000
11/20/97            6.28                     20,000
11/20/97            6.28                     20,000
11/21/97            6.45                     10,000
11/24/97            6.32                     20,000
11/25/97            6.13                     20,000
11/26/97            6.13                     30,000
11/28/97            6.19                     20,000
11/28/97            6.18                     27,000


WisdomTree Offshore, Ltd.

Date              Per Share $ Price         # Shares Acquired (Disposed)
11/21/97            6.45                     10,000
12/01/97            6.05                     1,000
12/01/97            6.11                     4,000
12/01/97            6.18                     10,000
12/01/97            6.18                     10,000
12/02/97            5.79                     5,000

                               Page 09 of 09 pages

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